EXHIBIT 4

Michael R. Murphy
Managing Partner
1 312 265 9605
mmurphy@thediscoverygroup.com

September 11, 2007

Board of Directors
Radyne Corporation
c/o Corporate Secretary
3138 East Elwood Street
Phoenix, AZ 85034

Dear Radyne Directors:

Discovery Group is writing this letter to provide the Radyne Board of Directors with additional information, some of which the full Board may not be aware, supporting Discovery Group’s request that the Board pursue a possible sale of the company.  This information is based on communications that Discovery Group has had with various members of the company’s management team and Board, other large institutional investors, and most importantly, strategic suitors with a strong interest in acquiring Radyne.

Based on this information, Discovery Group believes that the only rational course of action at this point is for the Board to engage an independent investment bank to genuinely solicit offers from the multiple parties interested in acquiring Radyne.  These offers can then be objectively compared by the Board to the value that may be delivered under management’s current Operating Plan.  Such a process will quickly provide the data needed to resolve the difference of opinion that currently exists between Radyne’s Board and a large percentage of Radyne’s shareholders regarding the advisability of a sale of the company.

Discovery Group

Discovery Group manages investment funds that own approximately 8.8% of the outstanding shares of Radyne Corporation.  We have followed Radyne closely for several years and since building our initial investment position we have had numerous meetings and conversations with Radyne management and the Board. We are one of the largest shareholders of the Company.

Rejection of Sale Process

In a letter dated July 25, 2007, Discovery Group urged the Radyne Board to engage an investment bank to pursue a sale of the Company.  In that letter, we indicated that based on our valuation analysis and discussions with potential buyers, a price range of $14.00 to $16.00 per share could be achieved if the company decided to orchestrate a limited, competitive sale process.

In support of this position, Discovery Group has presented to Chairman C. J Waylan and Director Dennis Elliott a detailed analysis of the reasons for Radyne’s continuing struggle to achieve a fair valuation in the public market.  We outlined the challenges faced by most small capitalization public companies such as lack of interest from large institutional investors, lack of trading volume, and insignificant analyst coverage.  Importantly, we also noted Radyne’s lack of scale in an industry that requires significant R&D investment in order for a competitor to remain a market leader.  We communicated information obtained by us based on conversations with numerous industry contacts suggesting that multiple strategic parties were interested in acquiring Radyne at a significant premium to its current stock price.  We recommended that the Board orchestrate a private confidential sale process with a handful of the most logical strategic buyers.

Chairman Waylan and Director Elliott’s response to Discovery Group was that Radyne’s management has a strategy to operate the company (“Operating Plan”) that will at some point deliver an improved value to shareholders.  In addition, they indicated that the Board does not believe it can hold discussions with a single interested buyer.  They indicated that company counsel has advised the Board that if it is to explore a sale, it must hold a public auction to find the highest bidder, advice which we suggested was at best incomplete.  Chairman Waylan and Director Elliott rejected our suggested approach, stating that Radyne is not for sale.

Radyne Operating Plan

Chairman Waylan and Director Elliott maintain that management’s Operating Plan to grow the company and pursue acquisitions will one day enhance shareholder value.  We asked for CEO Myron Wagner to describe this plan in detail to all shareholders during the company’s recent second quarter earnings conference call.  Management provided only a few basic business goals and alluded to a new product.  Management also reiterated a desire to grow through acquisitions. The description was utterly unconvincing about how these basic measures would increase Radyne’s share price, even in the long term.

While the details of the Operating Plan remain unknown to shareholders, from our experience we can imagine what it looks like: return to high growth, expanding margins and profitability, and benefits from accretive acquisitions that are yet to be identified.  These are praise-worthy ambitions but they lack the substance of an immediate takeover with value that is roughly 50% higher than today’s stock price.  Modeling an estimate of management’s Operating Plan, we are only able forecast a meager 5-15% increase in the present value of Radyne stock.

As evidence of the futility of the status quo, consider Radyne’s past performance.  In 2005 Radyne pursued an acquisition as part of its Operating Plan.  Revenue increased and profits rose.  However, margins declined and organic growth suffered.  The stock price is now at the same $10.00 level as in was over two years ago in the third quarter of 2005.

Management Entrenchment

Radyne has rejected advances from buyers that are prepared to make premium offers.

Discovery Group introduced to Radyne management the idea of a merger with a larger strategic party in the industry as a way to gain scale and eliminate the burdensome costs of being a small public company.   For instance, one strategic party in Radyne’s industry (“Company A”) has explicitly expressed to Discovery Group its interest in pursuing a combination with Radyne.  We outlined to CEO Wagner an analysis regarding the premium price that might be available in such a combination.  CEO Wagner’s response was that we were “asking him to slit his own throat”.

We further understand that when Company A subsequently contacted CEO Wagner to inquire about holding discussions to understand the potential benefits of a combination, CEO Wagner, without first conferring with the Board, told Company A that Radyne was not for sale and that he had no interest in holding discussions.

Over the last month, other large shareholders have begun to question the Radyne Board decision not to pursue a sale.  This has caused Radyne’s management to change its tune regarding the transactions available to Radyne.  In an August 2007 newspaper interview, CFO Malcolm Persen admitted that Radyne has indeed received indications of interest from potential buyers.  Radyne claims, however, that these overtures have been inadequate and carried prices that were too low to consider.

We believe this publicly stated position is 1) an excuse for an entrenched management and 2) misleading to shareholders, whom the Board should be working to benefit.

It is very convenient for management to represent that Radyne has not officially received any offers superior to the value of its mysterious Operating Plan or in the $14.00 to $16.00 range we have estimated is available.  Any management team or Board reluctant to change can easily dissuade interested buyers from holding the constructive discussions that are a prerequisite for a premium offer.  We hear from potential suitors that Radyne management has been signaling to anyone making inquiries that it is not willing to sell.

From our contacts in the industry we know that there are logical, qualified, and very interested buyers that will pay a premium for Radyne.  However, in order to determine the ultimate value of a company, acquirers need to have access to the company and Radyne’s management must be receptive. Virtually no acquirer is willing to be painted as hostile. No party will make an offer and fight a company that is entrenched and ready to employ defenses. Radyne is a prized asset, but it is not worth the excessive time, legal costs, and reputational risk that would come with a litigious takeover battle.

No Alignment with Shareholders

The desire of Radyne’s management to avoid a business combination beneficial to shareholders is not surprising given Radyne’s ownership structure.

No Director or officer beneficially owns more than 2% of the outstanding stock and the ownership level is de minimis if granted options are excluded from the calculation. There seems to be little incentive for management team to pursue a sale that would increase value for shareholders because it would eliminate the need for the current corporate team.

As evidence that many at Radyne do not think or act in the interest of all shareholders, consider recent insider trading activity. In August, former CEO and current Director Robert Fitting exercised stock options well ahead of their expiration date in order to sell a large percentage of his stock.  Chief Technical Officer Steve Eymann has, to a lesser extent, also been selling his holdings.  Both of these company (and industry) veterans are surely very familiar with the management team’s Operating Plan.  It is incomprehensible that company insiders are selling a large portion of their ownership interest at prices of approximately $10.50 to $11.00.  We can only infer these executives believe that management’s Operating Plan does not hold much promise for a higher stock price.

On the other hand, the top 10 outside institutional investors represent approximately 50% of outstanding Radyne shares.  Since July, we have canvassed the opinions of institutions that account for 30% to 40% of all outstanding shares.  Your largest shareholders are unanimous that the company should pursue a sale process.  In addition, there is a consensus that a takeover in the $14.00 to $16.00 price range would be fair and would not require a broad, public auction of the company.

Valuation Range

For clarification, we would like to share in the chart below a compilation of the material provided to the Chairman Waylan and Director Elliott.  We have also cross-checked this analysis with selected potential buyers of the company.  The analysis shows the clear conclusion, as we have stated previously, that Radyne is worth $14.00 to $16.00 in a change-of-control transaction. This range is a substantial premium to the current share price and price targets of analysts following Radyne.  More importantly, this range is significantly higher than our estimate of the share price that might delivered by management’s Operating Plan.  Despite an optimistic estimate of management’s plan that includes 8% to 10% organic revenue growth and profitability reaching levels that Radyne has not seen for several years, we calculate that the Operating Plan would result in a share price only slightly higher than the current $10.00 to $10.50 range.

Status of Potential Buyers

Two strategic parties have recently reaffirmed to us their interest in acquiring Radyne.  We know that Company A has once again contacted the Board to register its interest in pursuing a combination.  Company A is a well capitalized firm with a sophisticated and transaction-oriented executive team.  The strategic fit with Radyne is excellent and, as shown above, Company A has the ability to pay a significant premium to Radyne shareholders.

In addition, a different large and acquisitive company (“Company B”) has recently reiterated to Discovery its interest in an acquisition of Radyne.  The strategic fit with Company B is also excellent and the acquirer has excess cash earmarked for acquisitions.  As a result, our analysis of Company B’s ability to pay suggests that it may be the most logical buyer.  However, we understand that Company B’s advances have also been met with resistance from Radyne management.

Furthermore, we understand that there are additional parties that may be interested in acquiring Radyne.  CFO Persen has commented that we have not been in contact with several other parties that have approached Radyne.  If experience can be a guide, it is likely that these groups have also been deterred by their inability to collect enough information to make a fair and firm offer for the company.  If these multiple parties could conduct basic due diligence to determine the true profit potential of Radyne in a strategic combination, we believe shareholders would surely be able to achieve a handsome premium to today’s price.

Situation Summary

Radyne has limited ability to achieve value for shareholders as a stand-alone public company by implementing its Operating Plan. Multiple bona fide companies would like to acquire Radyne, and such an acquisition would likely be at a substantial premium to the company’s current market price.  A large portion of Radyne’s shareholders agree that a sale should be pursued.  Radyne has received overtures, but has rebuffed all potential buyers.  The only impediment to a premium transaction for shareholders is a genuine invitation for bids from the most logical strategic acquirors.

Objective Solution

Discovery Group urges the Radyne Board to hire an advisor to orchestrate a decisive process.  A qualified and independent investment bank should invite bids from Company A, Company B, and other select strategic buyers that have attempted to have conversations with Radyne.  This objective advisor can then compare these bids to management’s undisclosed Operating Plan.  Armed with complete information, the Board can easily and quickly determine the best course of action for all shareholders.

We are confident that a qualified advisor will receive multiple bids that are far superior to the present value of management’s Operating Plan.  Assuming this is correct, the best offer should be embraced, culminating in change-of-control transaction and a substantial enhancement in shareholder value.  However, if we are incorrect there is little downside to this process.  If the offers are inferior to management’s Operating Plan, Radyne can continue with the status quo.

As a good steward of shareholder value, the Radyne Board should know that when a large premium is available from multiple strategic buyers, it needs to be pursued in the interest of shareholders. We hope that the current Radyne Directors, all of whom are up for election at the next annual meeting, agree that this is the best course of action.  Otherwise the situation begs that shareholders pursue Board level changes, a relatively easy process since less than 10 institutional shareholders account for over 50% of Radyne’s outstanding shares.

We look forward to your response and recommend that it take the form of a specific, scheduled conference call to address this issue with us and all shareholders.

Sincerely,

/s/ Michael R. Murphy

Michael R. Murphy
Managing Partner